Shanda Interactive Entertainment Limited Adds New Consortium Member

HONG KONG, May 19, 2014 /PRNewswire/ -- Shanda Games Limited (NASDAQ: GAME, “Shanda Games” or the “Company”), a leading online game developer, operator and publisher in China, has been informed by Shanda Interactive Entertainment Limited (“Shanda Interactive”), the controlling shareholder of Shanda Games, that CAP IV Engagement Limited, an affiliate of Carlyle Asia Partners IV, L.P., entered into an adherence agreement on May 19, 2014 to become a party to the consortium agreement dated as of January 27, 2014 among Shanda Interactive, Primavera Capital (Cayman) Fund I L.P., an affiliate of Primavera Capital Limited, Perfect World Co., Ltd. (which became a party on April 18, 2014 by entering into an adherence agreement) and FV Investment Holdings (which became a party on April 25, 2014 by entering into an adherence agreement), an affiliate of FountainVest Partners, and participate as a new member of the consortium (the “Consortium”) in the proposed “going private” transaction with respect to Shanda Games.

The Consortium submitted a preliminary non-binding proposal letter dated January 27, 2014 (the “Proposal”) to the board of directors of Shanda Games. According to the Proposal, the Consortium proposed to acquire Shanda Games in a “going private” transaction for US$3.45 per class A or class B ordinary share of Shanda Games, or US$6.90 per ADS. According to the Proposal, the proposed transaction is intended to be financed with a combination of equity capital funded by the Consortium members and third-party debt. The Proposal states that it constitutes only a preliminary indication of interest and is subject to negotiation and execution of definitive agreements relating to the proposed transaction. The Company cautions its shareholders and others considering trading its securities that there can be no assurance that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this press release that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve inherent risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include, but are not limited to, the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5900-1548 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com